Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2023 Financial Results

NANJING, China, November 21, 2023 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Highlights for the Third Quarter of 2023

•	Net revenues in the third quarter of 2023 increased by 128.9% year-over-year to RMB178.2 million (US$24.4 million1).

•	Revenues from package tours in the third quarter of 2023 increased by 262.1% year-over-year to RMB150.1 million (US$20.6 million).

•	Gross profit in the third quarter of 2023 increased by 154.9% year-over-year to RMB114.8 million (US$15.7 million).

•	Income from operations in the third quarter of 2023 was RMB31.7 million (US$4.3 million), compared to a loss from operations of RMB14.3 million in the third quarter of 2022. Non-GAAP[2] income from operations in the third quarter of 2023 was RMB38.1 million (US$5.2 million), compared to a Non-GAAP loss from operations of RMB12.3 million in the third quarter of 2022.

•	Net income in the third quarter of 2023 was RMB39.1 million (US$5.4 million), compared to a net loss of RMB23.5 million in the third quarter of 2022. Non-GAAP net income in the third quarter of 2023 was RMB45.5 million (US$6.2 million), compared to a Non-GAAP net loss of RMB21.6 million in the third quarter of 2022.

"We are pleased to report continued growth for the third quarter of 2023," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Our net revenues increased by 128.9% year-over-year, and revenues from packaged tours increased by 262.1% year-over-year. Our GAAP net income turned positive on a year-over-year basis, reaching a new quarterly high since our listing. Notwithstanding taking advantage of China’s peak travel season to achieve revenue recovery, we remained committed to our strategy of operational efficiency improvement to deliver profitable growth. In our business operations, we continue to capitalize on our competitive advantages in products, services, and technology to attract more customers seeking premium travel experiences and to drive sustainable revenue growth in the long-term. As we persist in implementing stringent cost control measures to lower expenses as a percentage of revenues, Tuniu’s path to profitability will become increasingly clear."

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2960 on September 29, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Third Quarter 2023 Results

Net revenues were RMB178.2 million (US$24.4 million) in the third quarter of 2023, representing a year-over-year increase of 128.9% from the corresponding period in 2022. The increase was primarily due to the growth of packaged tours as the travel market recovers.

•	Revenues from packaged tours were RMB150.1 million (US$20.6 million) in the third quarter of 2023, representing a year-over-year increase of 262.1% from the corresponding period in 2022. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB28.1 million (US$3.9 million) in the third quarter of 2023, representing a year-over-year decrease of 22.7% from the corresponding period in 2022. The decrease was primarily due to the decrease in commission fees received from other travel-related products and revenues generated from financial services.

Cost of revenues was RMB63.4 million (US$8.7 million) in the third quarter of 2023, representing a year-over-year increase of 93.2% from the corresponding period in 2022. As a percentage of net revenues, cost of revenues was 35.6% in the third quarter of 2023, compared to 42.2% in the corresponding period in 2022.

Gross profit was RMB114.8 million (US$15.7 million) in the third quarter of 2023, representing a year-over-year increase of 154.9% from the corresponding period in 2022.

Operating expenses were RMB83.1 million (US$11.4 million) in the third quarter of 2023, representing a year-over-year increase of 40.1% from the corresponding period in 2022.

•	Research and product development expenses were RMB18.4 million (US$2.5 million) in the third quarter of 2023, representing a year-over-year increase of 89.1%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.3% in the third quarter of 2023, decreasing from 12.5% as a percentage of net revenues in the corresponding period in 2022.

•	Sales and marketing expenses were RMB39.6 million (US$5.4 million) in the third quarter of 2023, representing a year-over-year increase of 49.4%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 22.2% in the third quarter of 2023, decreasing from 34.0% as a percentage of net revenues in the corresponding period in 2022.

•	General and administrative expenses were RMB27.1 million (US$3.7 million) in the third quarter of 2023, representing a year-over-year increase of 11.6%. The increase was primarily due to the increase in share-based compensation expenses. General and administrative expenses as a percentage of net revenues were 15.2% in the third quarter of 2023, decreasing from 31.2% as a percentage of net revenues in the corresponding period in 2022.

Income from operations was RMB31.7 million (US$4.3 million) in the third quarter of 2023, compared to a loss from operations of RMB14.3 million in the third quarter of 2022. Non-GAAP income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB38.1 million (US$5.2 million) in the third quarter of 2023.

Net income was RMB39.1 million (US$5.4 million) in the third quarter of 2023, compared to a net loss of RMB23.5 million in the third quarter of 2022. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB45.5 million (US$6.2 million) in the third quarter of 2023.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB39.4 million (US$5.4 million) in the third quarter of 2023, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB22.0 million in the third quarter of 2022. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB45.8 million (US$6.3 million) in the third quarter of 2023.

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.2 billion (US$163.7 million).

Business Outlook

For the fourth quarter of 2023, Tuniu expects to generate RMB87.4 million to RMB92.9 million of net revenues, which represents a 220% to 240% increase year-over-year compared with net revenues in the corresponding period in 2022. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 21, 2023, (9:00 pm, Beijing/Hong Kong Time, on November 21, 2023) to discuss the third quarter 2023 financial results.

To participate in the conference call, please dial the following numbers:

US	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 3Q 2023 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through November 28, 2023. The dial-in details are as follows:

US	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 4611353

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses and amortization of acquired intangible assets. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	153,835	323,260	44,306
Restricted cash	44,052	28,560	3,914
Short-term investments	724,413	842,188	115,431
Accounts receivable, net	33,644	63,959	8,766
Amounts due from related parties	1,030	4,351	596
Prepayments and other current assets	242,994	231,292	31,701
Total current assets	1,199,968	1,493,610	204,714

Non-current assets
Long-term investments	230,562	229,699	31,483
Property and equipment, net	85,182	77,435	10,613
Intangible assets, net	30,672	27,363	3,750
Land use right, net	92,590	91,044	12,479
Operating lease right-of-use assets, net	33,204	13,079	1,793
Goodwill	114,661	114,661	15,716
Other non-current assets	91,091	56,184	7,701
Total non-current assets	677,962	609,465	83,535
Total assets	1,877,930	2,103,075	288,249

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,517	8,217	1,126
Accounts and notes payable	261,873	427,802	58,635
Amounts due to related parties	4,710	8,057	1,104
Salary and welfare payable	26,507	25,511	3,497
Taxes payable	4,047	3,102	425
Advances from customers	98,899	160,774	22,036
Operating lease liabilities, current	12,439	2,705	371
Accrued expenses and other current liabilities	358,312	329,312	45,136
Total current liabilities	774,304	965,480	132,330

Non-current liabilities
Operating lease liabilities, non-current	26,482	8,749	1,199
Deferred tax liabilities	6,839	6,230	854
Long-term borrowings	11,959	9,094	1,246
Total non-current liabilities	45,280	24,073	3,299
Total liabilities	819,584	989,553	135,629

Redeemable noncontrolling interests	27,200	27,200	3,728

Equity
Ordinary shares	249	249	34
Less: Treasury stock	(288,600)	(286,177)	(39,224)
Additional paid-in capital	9,125,655	9,133,839	1,251,897
Accumulated other comprehensive income	298,981	311,264	42,662
Accumulated deficit	(8,028,261)	(7,995,217)	(1,095,838)
Total Tuniu Corporation shareholders’ equity	1,108,024	1,163,958	159,531
Noncontrolling interests	(76,878)	(77,636)	(10,641)
Total equity	1,031,146	1,086,322	148,890
Total liabilities, redeemable noncontrolling interests and equity	1,877,930	2,103,075	288,247

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
Revenues
Packaged tours	41,440	69,793	150,052	20,566
Others	36,418	30,159	28,139	3,857
Net revenues	77,858	99,952	178,191	24,423
Cost of revenues	(32,835)	(34,547)	(63,424)	(8,693)
Gross profit	45,023	65,405	114,767	15,730

Operating expenses
Research and product development	(9,729)	(13,820)	(18,400)	(2,522)
Sales and marketing	(26,502)	(24,906)	(39,583)	(5,425)
General and administrative	(24,270)	(21,741)	(27,089)	(3,713)
Other operating income	1,222	1,841	2,005	275
Total operating expenses	(59,279)	(58,626)	(83,067)	(11,385)
(Loss)/income from operations	(14,256)	6,779	31,700	4,345
Other income/(expenses)
Interest and investment income, net	5,491	7,122	7,397	1,014
Interest expense	(1,194)	(218)	(1,102)	(151)
Foreign exchange (losses)/gains, net	(16,167)	(15,152)	1,983	272
Other income, net	2,797	1,820	1,687	231
(Loss)/income before income tax expense	(23,329)	351	41,665	5,711
Income taxes benefit/(expense)	376	(783)	(964)	(132)
Equity in (loss)/income of affiliates	(551)	653	(1,630)	(223)
Net (loss)/income	(23,504)	221	39,071	5,356
Net loss attributable to noncontrolling interests	(1,456)	(437)	(332)	(46)
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(22,048)	658	39,403	5,402

Net (loss)/income	(23,504)	221	39,071	5,356
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	18,066	17,736	(1,413)	(194)
Comprehensive (loss)/income	(5,438)	17,957	37,658	5,162

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.06)	-	0.11	0.02
Net (loss)/income per ADS - basic and diluted*	(0.18)	-	0.33	0.06

Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,274,640	371,418,638	371,473,030	371,473,030
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,274,640	376,427,714	374,615,685	374,615,685

Share-based compensation expenses included are as follows：
Cost of revenues	24	54	79	11
Research and product development	10	54	79	11
Sales and marketing	31	28	43	6
General and administrative	432	4,383	5,356	734
Total	497	4,519	5,557	762

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2023
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Income from operations	31,700	5,557	828	38,085

Net income	39,071	5,557	828	45,456

Net income attributable to ordinary shareholders	39,403	5,557	828	45,788

	Quarter Ended June 30, 2023
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Income from operations	6,779	4,519	828	12,126

Net income	221	4,519	828	5,568

Net income attributable to ordinary shareholders	658	4,519	828	6,005

	Quarter Ended September 30, 2022
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Loss from operations	(14,256)	497	1,434	(12,325)

Net loss	(23,504)	497	1,434	(21,573)

Net loss attributable to ordinary shareholders	(22,048)	497	1,434	(20,117)